Exhibit 99.1

Procedures Using the Medigus MUSE™ System Completed at Florida’s
 Renowned St. Vincent’s Hospital

Leading gastroenterologist, Dr. Ali Lankarani, offers innovative new incisionless procedure for the treatment of GERD to Jacksonville-area patients

OMER, Israel, September 24, 2015 — Medigus Ltd. (NASDAQ: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and a leader in direct visualization technology, today announced that leading Jacksonville, FL gastroenterologist, Dr. Ali Lankarani, has completed five fundoplication procedures to date using the MUSE system, the highest number of these procedures performed by a single physician in the U.S.

The Medigus Ultrasonic Surgical Endostapler, or MUSE system is used to perform an endoscopic (incisionless) procedure for the long-term treatment of GERD (gastroesophageal reflux disease). Dr. Lankarani is one of a growing number of gastroenterologists in the U.S. to offer the MUSE system as an interventional therapeutic option for his patients who suffer from persistent GERD.

“I strive to continually offer new and quality treatment options at my practice. In my experience, I have not seen anything that addresses the treatment gap between drug therapy and invasive laparoscopic surgery quite like MUSE, a technology for a non-invasive procedure which I believe can offer a long-term, perhaps permanent, solution for GERD,” said Dr. Lankarani, Board member of the Advanced Therapeutic Endoscopy Center (ATEC) at the Borland-Groover Clinic. “The procedure is effective, generally well-tolerated and may be completed in about an hour, which are important factors when physicians consider adopting new services.”

MUSE merges recent advancements in microvisual, ultrasonic and stapling technology into a single platform, which allows for a single physician or surgeon to perform fundoplication (stapling of the upper part of the stomach, or fundus, to the lower esophageal sphincter). MUSE is FDA cleared and CE marked for the treatment of GERD, and has also has obtained the necessary licenses to market the product in Canada and Israel.

“We value our partnership with Dr. Lankarani and are proud to offer a novel modality to help physicians meet the needs of what we believe to be a growing patient population. GERD can have significant impact on the lives of those who suffer from it, and who thus far have had limited options to find relief. With the MUSE system, we believe that physicians are able to offer a long-term solution without the need for invasive surgery, which may enhance patient outcomes,” said Chris Rowland, CEO of Medigus.

To hear directly from Dr. Lankarani about the procedures visit: https://www.youtube.com/watch?v=ALtWD8WX-y8.

About GERD
Gastroesophageal reflux disease (GERD) occurs when the lower esophageal sphincter spontaneously opens or does not properly close after use, thereby allowing for stomach contents to rise into the esophagus, causing heartburn, irritation and potentially other discomforts. It affects approximately 24M Americans each year; 14.5M adults experience GERD symptoms at least twice a week, and 2.4M adults experience severe symptoms. While some patients can attain symptom relief through the use of proton pump inhibiters, or PPIs, (acid reducing medications), there is, however, growing concern around the prolonged chronic use of PPIs, including increased risk of bone fracture, infectious complications, and interference with anti-platelet medication and the adsorption of essential vitamins and minerals. A persistent state of untreatable GERD could potentially lead to Barrett’s esophagus, a precancerous state which can lead to esophageal cancer. Patients who suffer from daily GERD are more likely to develop esophageal cancer.

About MUSE
The MUSE system is a leading technology in Natural Orifice Endoscopic Surgery procedures. The single operator system performs anterior partial fundoplication with standard surgical staples in a less invasive way, compared to other surgical procedures. Its intuitive endosurgical platform consists of a single use flexible surgical endostapler, equipped with a proprietary miniature camera, an ultrasonic sight and a range finder. The endostapler, which resembles an endoscope, is designed to be operated by a single user, includes a handle with controls, an 80cm flexible shaft, a 5cm rigid section holding a cartridge with 5 standard 4.8mm titanium surgical staples, a ratchet controlled one-way articulating section, and a distal tip.  The MUSE system is FDA cleared and CE marked, and has also has obtained the necessary licenses to market the product in Canada and Israel.

About Medigus
Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. Medigus is a pioneer developer of a unique proprietary endoscopic device, the MUSE™ system, to treat gastroesophageal reflux disease (GERD), one of the most common chronic diseases in the western world. As an expert in micro-endoscopic devices, Medigus has developed a range of micro CMOS (complementary metal-oxide semiconductor) and CCD (charge-coupled device) video cameras, including micro ScoutCam™ 1.2, which the company believes is the smallest in the world. These innovative cameras are suitable for both medical and industrial applications. The MUSE system incorporates Medigus’ revolutionary micro ScoutCam technology. Based on its proprietary technologies, Medigus designs and manufactures endoscopy and micro camera systems for partner companies, including major players in the medical and industrial fields. The company is committed to providing integrated solutions to meet all of its customer's imaging needs. Medigus is traded on the Nasdaq Capital Market and the TASE (Tel-Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com or www.microscoutcam.com.

Cautionary Statement Regarding Forward-Looking Statements
This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words.  By their nature, Forward-Looking Statements involve uncertainties which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Among the factors which may cause the actual results to differ from the Forward-Looking Statements are changes in the target market and the introduction of competitive products, regulatory, legislative and policy changes, and clinical results. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

MEDIA CONTACT:
Chantal Beaudry/ Carrie Yamond
Lazar Partners Ltd.
212-867-1762
cbeaudry@lazarpartners.com
cyamond@lazarpartners.com

INVESTOR RELATIONS:
Miri Segal-Scharia
Hayden/ MS-IR LLC
917-607-8654
msegal@ms-ir.com